RESTATED EMPLOYMENT AGREEMENT


This Restated Employment Agreement (the 'Agreement'), effective as of April 23, 2004 is made and entered into by and between Koninklijke Ahold N.V. ('Ahold') and Theo de Raad ('De Raad').

WHEREAS

De Raad has joined Ahold at January 1, 2001 as member of its Executive Board, with special responsibility for all Asian, Latin American and Central American operating companies and joint ventures;

De Raad was intending to serve Ahold as a member of its Executive Board until January 7, 2007 when he reaches the age of 62 years;

The accounting irregularities published on February 24, 2003 have caused Ahold to divest its Asian, Latin American and Central American operations;

In view of these developments, De Raad has agreed, in close consultation with the Supervisory Board, to resign from the Executive Board at age 60, curtailing his expected employment term by approximately two years;

HAVE AGREED AS FOLLOWS:

1.       Term of Employment

1.1 De Raad has agreed, in close consultation with the Supervisory Board, to resign from the Executive Board effective January 7, 2005. Subsequent thereto, De Raad will continue as an employee of Ahold to and including June 30, 2005 in order to attend to the closing of Disco, the closing of G. Barbosa and other remaining matters in Latin America and Central America (CARHCO).

2.       Remuneration

2.1 During 2004 and until January 7, 2005, De Raad will enjoy all the remuneration components attributable to Executive Board members concerning bonuses, options and share-grants, all subject to the general remuneration policy adopted by the shareholders' meeting of Ahold on March 3, 2004. In addition, De Raad will be entitled to his regular salary of EUR 637,080.73 per annum and to his representation allowance.

2.2 As from January 7, 2005, De Raad will be entitled to his regular salary as an Ahold employee but not to any further bonuses.

2.3 De Raad will be eligible for stock-option series 2005, subject to the general remuneration policy adopted at the shareholders' meeting of Ahold on March 3, 2004.

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3.       Miscellaneous

3.1 Ahold has made an extra contribution to De Raad's Executive Board pension for the amount of EUR 323,000. This contribution is equal to a pension benefit of two extra service years.

3.2 De Raad is entitled upon resignation from the Executive Board to a one-time payment of one-year gross base salary.

3.3 De Raad is entitled to continuation of the existing security package by Ahold for his house for the period ending December 31, 2005.

3.4 De Raad is entitled to exercise stock-options granted to him to and including 2004 and the stock-options to be granted to him in 2005 in accordance with the exercise requirements applicable to each series.

3.5 De Raad may capitalise his Performance Share Grant Award 2004 on the basis of the entire Performance Period 2004-2006.

4.       Indemnification

4.1 Subject to the provisions of this paragraph, Ahold will indemnify and hold harmless De Raad from and against any claims, damages, penalties, fines, liabilities, obligations, losses, costs and expenses (including court costs and reasonable attorney's and other professionals' fees and disbursements) (collectively 'Damages') made against or incurred or suffered by De Raad, in or outside the Netherlands, including without limitation, the United States of America, as a result of or arising out of any acts or decisions (including any failure to act or decide, without regard to the nature or reasons of any such failure) of De Raad in his capacity of managing director (statutair bestuurder) and/or employee of Ahold and/or its affiliated companies, except if and to the extent that such Damages and/or facts or circumstances that will or may give rise to any such Damages are caused by intent (opzet) or deliberate recklessness (bewuste roekeloosheid) according to Section 7:661 Dutch Civil Code or constitute serious misconduct (ernstig verwijt) as such notion is interpreted in the context of Section 2:9 Dutch Civil Code.

4.2 The indemnification set out in this paragraph will not in any way prejudice or mitigate any rights or recovery which De Raad may have against the D&O liability insurer and/or any other third party in relation to the Damages or the facts or circumstances that will or may give rise to any such Damages, nor will this indemnification in any way prejudice or mitigate the obligation of De Raad to seek any such recovery, if available.

4.3 To the extent that De Raad recovers any monies in relation to the same matter from the D&O liability insurer or any other third party, then De Raad shall account to Ahold the amount so received (after deduction of all costs and expenses incurred in procuring recovery) or, if less, the amount paid by Ahold by way of indemnity (net of any taxes, if any).

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5.       Applicable Law

5.1      This agreement is governed by Netherlands law.



Signed in two copies:


/s/ M.P.M. de Raad                      /s/ Karel Vuursteen
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M.P.M. de Raad                          on behalf of the Supervisory Board